The information in this [preliminary] prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This [preliminary] prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Exhibit 99.1

SUBJECT TO COMPLETION, DATED             , 201

[FORM OF [PRELIMINARY] PROSPECTUS SUPPLEMENT TO BE USED IN CONJUNCTION WITH FUTURE COMMON STOCK OFFERINGS](1)

[PRELIMINARY] PROSPECTUS SUPPLEMENT
(To Prospectus dated          , 201 )

       Shares

Common Stock

$

We are offering for sale          shares of our common stock.

We (the “Company”) are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940 (the “1940 Act”). Our investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. We seek to achieve this investment objective primarily through investments in debt securities of middle-market companies as well as small businesses. Our primary investment focus is investing in and originating leveraged loans to performing middle-market companies as well as small businesses.

Tennenbaum Capital Partners, LLC (the “Advisor”) serves as our investment advisor. Our Advisor is a wholly-owned, indirect subsidiary of BlackRock, Inc. (together with its subsidiaries, “BlackRock”). BlackRock is a leading publicly traded investment management firm, with approximately $          of assets under management as of          , 201 . Series H of SVOF/MM, LLC, an affiliate of our Advisor, provides the administrative services necessary for us to operate.

See “Underwriting” beginning on page S-14 of this prospectus supplement for more information regarding this offering. The net asset value of our common stock on          , 201  (the last date prior to the date of this prospectus supplement on which net asset value was determined) was $      per share. Our common stock is traded on The Nasdaq Global Select Market under the symbol “TCPC.” The last reported closing price for our common stock on          , 201  was $      per share [($      on an as adjusted basis solely to give effect to our distribution with a record date of          , 201 , our issuance of common stock on          , 201  in connection with our dividend reinvestment plan, and our sale of shares of common stock during the period from          , 201    through             , 201  (with settlement dates of , 201  through          , 201 ))]. The offering price per share of our common stock sold in this offering less any underwriting commissions or discounts will not be less than the net asset value per share of our common stock at the time we make this offering.

You should read this prospectus supplement and the accompanying prospectus carefully before you invest in our securities. We may not sell any securities through agents, underwriters or dealers without delivery of the prospectus and a prospectus supplement describing the method and terms of the offering of such securities.

This prospectus supplement and the accompanying prospectus contain important information you should know before investing in our common stock. Please read it carefully before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission (the “SEC”). We maintain a website at http://www.tcpcapital.com and we make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through this website. You may also obtain free copies of our annual and quarterly reports and make stockholder inquiries by contacting us at Tennenbaum Capital Partners, LLC, c/o Investor Relations, 2951 28th Street, Suite 1000, Santa Monica, California 90405 or by calling us collect at (310) 566-1094. The SEC maintains a website at http://www.sec.gov where such information is available without charge upon request. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying prospectus.

The debt securities in which we typically invest are either rated below investment grade by independent rating agencies or would be rated below investment grade if such securities were rated by rating agencies. Below investment grade securities, which are often referred to as “hybrid securities,” “junk bonds” or “leveraged loans” are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may be illiquid and difficult to value and typically do not require repayment of principal prior to maturity, which potentially heightens the risk that we may lose all or part of our investment. In addition, a majority of the Company’s debt investments include interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Company if the reset provision has the effect of increasing the applicable interest rate.

Shares of closed-end investment companies, including business development companies, frequently trade at a discount from their net asset value. If our shares trade at a discount to our net asset value, it will likely increase the risk of loss for purchasers in the offerings. Investing in our common stock involves a high degree of risk, including credit risk and the risk of the use of leverage. Before buying any of our securities, you should read the discussion of the material risks of investing in the Company in “Risks” beginning on page S-8 of this prospectus supplement and on page     of the accompanying prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Sales Load (underwriting discounts and commissions)	$	$
Proceeds, before expenses, to the Company(1)	$	$
(1)	We estimate that we will incur expenses of approximately $ ($ per share) in connection with this offering. Such expenses will be borne by us. Stockholders will indirectly bear such expenses, which will reduce the net asset value per share of the shares purchased by investors in this offering. Net proceeds, after expenses and sales load, will be approximately $ ($ per share).

The underwriters expect to deliver the shares to purchasers on or about          , 201 .

[We have granted the underwriters an option to purchase up to           additional shares of our common stock at the public offering price, less the sales load, within       days of the date of this prospectus [solely to cover overallotments, if any]. If the underwriters exercise this option in full, the total price to the public, sales load and net proceeds will be $      , $      , and $      , respectively. See “Underwriting.”]

Prospectus Supplement dated          , 201

(1)	In addition to the sections outlined in this form of prospectus supplement, each prospectus supplement actually used in connection with an offering conducted pursuant to the registration statement to which this form of prospectus supplement is attached will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto. This form of prospectus supplement is intended only to provide a rough approximation of the nature and type of disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear is any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to factors previously identified elsewhere in this prospectus supplement and the accompanying prospectus, including the “Risks” section of this prospectus supplement and the accompanying prospectus, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	the introduction, withdrawal, success and timing of business initiatives and strategies;
•	changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the value of our assets;
•	the valuation of our investments in portfolio companies, particularly those having no liquid trading market;
•	the relative and absolute investment performance and operations of the Advisor;
•	the impact of increased competition;
•	the impact of future acquisitions and divestitures;
•	the unfavorable resolution of legal proceedings;
•	our business prospects and the financial condition and prospects of our portfolio companies;
•	the adequacy of our cash resources and working capital;
•	the timing of cash flows, if any, from the operations of our portfolio companies;
•	the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to us, the Advisor or our portfolio companies;
•	the ability of the Advisor to identify suitable investments for us and to monitor and administer our investments;
•	our contractual arrangements and relationships with third parties;
•	any future financings and investments by us;
•	the ability of the Advisor to attract and retain highly talented professionals;
•	fluctuations in interest rates or foreign currency exchange rates; and
•	the impact of changes to tax legislation and, generally, our tax position.

This prospectus supplement and the accompanying prospectus contain, and other statements that we may make may contain, forward-looking statements with respect to future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “potential,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to and do not undertake to update forward-looking statements. These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act or Section 21E of the Exchange Act. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. Statistical and market data used in this prospectus has been obtained from governmental and independent industry sources and publications. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in this prospectus, for which the safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act is not available.

S-i

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein or therein. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of this prospectus supplement and of the accompanying prospectus, respectively. Our business, financial condition and prospects may have changed since that date. To the extent required by applicable law, we will update this prospectus supplement and the accompanying prospectus during the offering period to reflect material changes to the disclosure herein. See also “Additional Information” in this prospectus supplement and the accompanying prospectus.

S-ii

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

[Insert table of contents from base prospectus]

S-i

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus supplement. This summary is not complete and may not contain all of the information that you may want to consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus, including “Risks.”

Throughout this prospectus supplement, unless the context otherwise requires, a reference to:

“Company” “we,” “us” and “our” refer to Special Value Continuation Fund, LLC, a Delaware limited liability company, for the periods prior to the consummation of the Conversion (as defined below) described elsewhere in this prospectus and to BlackRock TCP Capital Corp., formerly known as TCP Capital Corp., for the periods after the consummation of the Conversion;

“SVCP” refers to Special Value Continuation Partners, LLC, a Delaware limited liability company;

“TCPC Funding” refers to TCPC Funding I LLC, a Delaware limited liability company;

“TCPC SBIC” refers to TCPC SBIC, LP, a Delaware limited partnership;

“Advisor” refers to Tennenbaum Capital Partners, LLC, a Delaware limited liability company and the investment manager; and

“Administrator” refers to Series H of SVOF/MM, LLC, a series of a Delaware limited liability company, an affiliate of the Advisor and administrator of the Company.

For simplicity, references in this prospectus supplement to the “Company,” “we,” “us” and “our” includes, where appropriate in the context, SVCP, TCPC Funding and TCPC SBIC on a consolidated basis.

On April 2, 2012, we completed a conversion under which the Company succeeded to the business of Special Value Continuation Fund, LLC and its consolidated subsidiaries, and the members of Special Value Continuation Fund, LLC became stockholders of the Company. In this prospectus supplement, we refer to such transactions as the “Conversion.” Unless otherwise indicated, the disclosure in this prospectus supplement gives effect to the Conversion.

The Company

We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. We completed our initial public offering on April 10, 2012.

Our investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. We seek to achieve our investment objective primarily through investments in debt securities of middle-market companies, which we typically define as those with enterprise values between $100 million and $1.5 billion as well as small businesses which meet the “small” enterprise definition of the rules and regulations of the Small Business Administration (the “SBA”). While we primarily focus on privately negotiated investments in debt of middle-market companies, we make investments of all kinds and at all levels of the capital structure, including in equity interests such as preferred or common stock and warrants or options received in connection with our debt investments. Our investment activities benefit from what we believe are the competitive advantages of the Advisor, including its diverse in-house skills, proprietary deal flow, and consistent and rigorous investment process focused on established, middle-market companies. We expect to generate returns through a combination of the receipt of contractual interest payments on debt investments and origination and similar fees, and, to a lesser extent, equity appreciation through options, warrants, conversion rights or direct equity investments.

To achieve our investment objectives, we intend to focus on a subset of the broader investment strategies historically pursued by the Advisor. Our primary investment focus is the ongoing origination of and investments in leveraged loans of performing middle-market companies, building on the Advisor’s established track record of origination and participation in the original syndication of approximately $          billion of leveraged loans to           companies since 1999, of which we invested over $    billion in           companies. For the purposes of this prospectus supplement, the term “leveraged loans” refers to senior debt investments that rank ahead of subordinated debt and that generally have the benefit of security interests in the assets of the borrower.

Our investments generally range from $10 million to $50 million per company, the size of which may grow over time in proportion with our capital base. We expect to generate current returns through a combination of the receipt of contractual interest payments on debt investments and origination and similar fees, and, to a lesser extent, equity appreciation through options, warrants, conversion rights or direct equity investments. We often receive equity interests such as preferred or common stock and warrants or options in connection with our debt investments. From time to time we may also use other investment strategies, which are not our primary focus, to attempt to enhance the overall return of our portfolio. These investment strategies may include, but are not limited to, the purchase of discounted debt, opportunistic investments, and financial instruments to hedge currency or interest rate risk associated with our portfolio.

On April 22, 2014, our wholly-owned subsidiary, TCPC SBIC received a Small Business Investment Company (“SBIC”) license from the Small Business Administration (“SBA”). In anticipation of receiving an SBIC license, we have requested exemptive relief from the SEC to permit us to exclude the debt of TCPC SBIC guaranteed by the SBA from our 150% asset coverage test under the 1940 Act. Pursuant to the 150% asset coverage ratio limitation, we are permitted to borrow one dollar for every dollar we have in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us. For example, as of December 31, 201 , we had approximately $          million in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us, which would permit us to borrow up to approximately $       million, notwithstanding other limitations on our borrowings pursuant to our Leverage Program.

If granted, the exemptive relief provides us with increased flexibility under the 150% asset coverage test by permitting TCPC SBIC to borrow up to $       million more than it would otherwise be able to absent the receipt of this exemptive relief. As a result, we, in effect, will be permitted to have a lower asset coverage ratio than the 150% asset coverage ratio limitation under the 1940 Act and, therefore, we can have more debt outstanding than assets to cover such debt. For example, we will be able to borrow up to $          million more than the approximately $million permitted under the 150% asset coverage ratio limit as of December 31, 201 . For additional information on SBA regulations that affect our access to SBA-guaranteed debentures, see “Risk Factors—Risks Relating to Our Business—Our SBIC subsidiary is subject to SBA regulations, and any failure to comply with SBA regulations could have an adverse effect on our operations.”

The SBIC license allows TCPC SBIC to obtain leverage by issuing SBA-guaranteed debentures, subject to the issuance of a capital commitment by the SBA and other customary procedures. SBA-guaranteed debentures are non-recourse, interest only debentures with interest payable semi-annually and have a ten year maturity. The principal amount of SBA-guaranteed debentures is not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA-guaranteed debentures is fixed on a semi-annual basis at a market-driven spread over U.S. Treasury Notes with 10-year maturities. The SBA, as a creditor, will have a superior claim to TCPC SBIC’s assets over our stockholders in the event we liquidate TCPC SBIC or the SBA exercises its remedies under the SBA-guaranteed debentures issued by TCPC SBIC upon an event of default.

Our investment activities are externally managed by the Advisor. Additionally, the Company expects that it will continue to seek to qualify as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code, or the Code.

As of          , 201 , we held investments in           portfolio companies. The aggregate fair value as of          , 201  of investments in these portfolio companies held on that date is approximately $       . Our portfolio across all our interest-bearing investments had an annualized current yield of    % as of       , 201  . In addition to the annual stated interest rate, this figure includes amortization of deferred debt origination fees and accretion of original issue discount, but excludes market discount, any prepayment and make-whole fee income, and any debt investments on non-accrual status.

Recent Developments

[Insert description of recent developments at time of offering.]

Company Information

Our administrative and executive offices are located at 2951 28th Street, Suite 1000, Santa Monica, CA 90405, and our telephone number is (310) 566-1094. The Advisor maintains a website at http://www.tennenbaumcapital.com. Information contained on this website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider information contained on the Advisor’s website to be part of this prospectus supplement or the accompanying prospectus.

For further information please see the “Prospectus Summary” in the accompanying prospectus.

THE OFFERING

[Insert specific offering terms.]

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. The expenses shown in the table under “Annual Expenses” (excluding incentive compensation payable under the investment management agreement) are based on amounts assuming an offering size of approximately           shares of our common stock at $       per share, which was the last reported closing price of our common stock on          , 201 . If the offering decreases in size, all other things being equal, these expenses would increase as a percentage of net assets attributable to our shares of common stock. The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. The following table and example represent our best estimate of the fees and expenses that we expect to incur during the next twelve months.

Stockholder Transaction Expenses:		%(1)
Sales Load (as a percentage of offering price)		%(2)
Offering Expenses (as a percentage of offering price)	—	(3)
Dividend Reinvestment Plan Fees		%
Total Stockholder Transaction Expenses (as a percentage of offering price)

Annual expenses (as a percentage of consolidated net assets attributable to common stock)(4):
Base Management Fees		%(5)
Incentive Compensation Payable Under the Investment Management Agreement (20% of ordinary income and capital gains)		%(6)
Interest Payments on Borrowed Funds		%(7)
Other Expenses (estimated)		%(8)
Total Annual Expenses		%
(1)	The underwriting discount and commission with respect to shares sold in this offering, which are one-time fees to the underwriters in connection with this offering, are the only sales load being paid in connection with this offering.
(2)	Amount reflects estimated offering expenses of approximately $ and an assumed offering size of approximately shares of our common stock at $ per share, which is the last reported closing price of our stock on , 201 and which assumes no exercise of the underwriters’ over-allotment option.
(3)	The expenses of the dividend reinvestment plan are included in “other expenses.” See “Dividend Reinvestment Plan”.
(4)	The “consolidated net assets attributable to common stock” used to calculate the percentages in this table is our average assets of $ for the year ended December 31, 201 .
(5)	The base management fee is calculated at an annual rate of 1.5% of our total assets (excluding cash and cash equivalents) payable quarterly in arrears; provided, however, that, effective as of February 9, 2019, the base management fee is calculated at an annual rate of 1.0% of our total assets (excluding cash and cash equivalents) that exceed an amount equal to 200% of the net asset value of the Company.. The percentage shown in the table, which assumes all capital and leverage is invested at the maximum level, is calculated by determining the ratio that the aggregate base management fee bears to our net assets attributable to common stock and not total assets. We make this conversion because all of our interest and preferred stock dividend payments are indirectly borne by our common stockholders. If we borrow money or issue preferred stock and invest the proceeds other than in cash and cash equivalents, our base management fees will increase. The base management fee for any partial quarter is appropriately pro-rated.
(6)	Under the then-existing investment management agreement and limited partnership agreement of SVCP (pursuant to which incentive compensation was distributed to SVCP’s general partner prior to January 1, 2018), no incentive compensation was incurred until after January 1, 2013.

Incentive Compensation pursuant to investment management agreements prior to February 9, 2019

The incentive compensation had two components, ordinary income and capital gains. Each component was payable or distributable quarterly in arrears (or upon termination of the Advisor as the investment manager or SVCP’s general partner as its general partner, as of the termination date) beginning January 1, 2013 and calculated as follows:

Each of the two components of incentive compensation was separately subject to a total return limitation. Thus, notwithstanding the following provisions, we were not obligated to pay or distribute any ordinary income incentive compensation or any capital gains incentive compensation if our cumulative total return did not exceed an 8% annual return on daily weighted average contributed common equity. If our cumulative annual total return was above 8%, the total cumulative incentive compensation we paid was not more than 20% of our cumulative total return, or, if lower, the amount of our cumulative total return that exceeded the 8% annual rate.

Subject to the above limitation, the ordinary income component was the amount, if positive, equal to 20% of the cumulative ordinary income before incentive compensation, less cumulative ordinary income incentive compensation previously paid or distributed.

Subject to the above limitation, the capital gains component was the amount, if positive, equal to 20% of the cumulative realized capital gains (computed net of cumulative realized losses and cumulative net unrealized capital depreciation), less cumulative capital gains incentive compensation previously paid or distributed. For assets held on January 1, 2013, capital gain, loss and depreciation are measured on an asset by asset basis against the value thereof as of December 31, 2012. The capital gains component was paid or distributed in full prior to payment or distribution of the ordinary income component.

Incentive Compensation pursuant to the current investment management agreement

Under the current investment management agreement, dated February 9, 2019, the incentive compensation equals the sum of (1) 20% of all ordinary income since January 1, 2013 through February 8, 2019 and 17.5% thereafter and (2) 20% of all net realized capital gains (net of any net unrealized capital depreciation) since January 1, 2013 through February 8, 2019 and 17.5% thereafter, less ordinary income incentive compensation and capital gains incentive compensation previously paid. However, incentive compensation will only be paid to the extent the cumulative total return of the Company after incentive compensation and including such payment would equal or exceed a 7% annual return on daily weighted average contributed common equity. The incentive compensation is payable quarterly in arrears (or upon termination of the Advisor as the investment manager, as of the termination date).

For assets held on January 1, 2013, capital gain, loss and depreciation are measured on an asset by asset basis against the value thereof as of December 31, 2012. The capital gains component is paid or distributed in full prior to payment or distribution of the ordinary income component.

(7)	“Interest Payments on Borrowed Funds” represents interest and fees estimated to be accrued on the SVCP Credit Facility and TCPC Funding Facility and amortization of debt issuance costs, and assumes the SVCP Credit Facility and TCPC Funding Facility are fully drawn (subject to asset coverage limitations under the 1940 Act) and that the interest rate on the debt issued (i) under the SVCP Credit Facility is the rate in effect as of , 201 , which was % and (ii) under the TCPC Funding Facility is the rate in effect as of , 201 , which was %. “Interest Payments on Borrowed Funds” additionally represents interest and fees estimated to be accrued on our $ million in aggregate principal amount of our 5.25% convertible senior unsecured notes due 2019, which bear interest at an annual rate of 5.25%, payable semi-annually, and are convertible into shares of our common stock under certain circumstances, our $ million in aggregate principal amount of our 4.625% convertible senior unsecured notes due 2022, which bear interest at an annual rate of 4.625%, payable semi-annually, and are convertible into shares of our common stock under certain circumstances, and our $ million of committed leverage from the SBA, which SBA debentures, once drawn, bear an interim interest rate of LIBOR plus basis points, are non-recourse and may be prepaid at any time without penalty, and assumes that the committed leverage from the SBA is fully drawn. When we borrow money or issue preferred stock, all of our interest and preferred stock dividend payments are indirectly borne by our common stockholders.
(8)	“Other Expenses” includes our estimated overhead expenses, including expenses of the Advisor reimbursable under the investment management agreement and of the Administrator reimbursable under the administration agreement except for certain administration overhead costs which are not currently contemplated to be charged to us. Such expense estimate, other than the Administrator expenses, is based on actual other expenses for the period ended , 201 .

Example

The following example demonstrates the projected dollar amount of total cumulative expenses (including stockholder transaction expenses and annual expenses) that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses remain at the levels set forth in the table above.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return resulting entirely from net investment income(1)	$	$	$	$
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return resulting entirely from net realized capital gains(2)	$	$	$	$
(1)	All incentive compensation (on both net investment income and net realized gains) is subject to a total return hurdle of 7%. Consequently, no incentive compensation would be incurred in this scenario.
(2)	All incentive compensation (on both net investment income and net realized gains) is subject to a total return hurdle of 7%. Consequently, no incentive compensation would be incurred in this scenario. Assumes no unrealized capital depreciation.

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. [There is no incentive compensation either on income or on capital gains under our investment management agreement assuming a 5% annual return and therefore it is not included in the example.] If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive compensation of a material amount, our distributions to our common stockholders and our expenses would likely be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend or distribution payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

Except where the context suggests otherwise, whenever this prospectus supplement or the accompanying prospectus contains a reference to fees or expenses paid by “you,” the “Company,” or “us,” our common stockholders will indirectly bear such fees or expenses.

This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

SELECTED CONDENSED FINANCIAL DATA

The selected consolidated financial and other data below reflects the consolidated historical operations of the Company. This consolidated financial and other data is the Company’s historical financial and other data.

The selected consolidated financial data below for the years ended December 31, 201  , 201  , 201  , 201  and 201  has been derived from the consolidated financial statements that were audited by our independent registered public accounting firm. [Quarterly financial information has been derived from unaudited financial data, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results of such interim periods. Interim results at and for the              and           months ended             , 201  are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 201 .] This selected financial data should be read in conjunction with our financial statements and related notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Senior Securities” included elsewhere in this prospectus supplement and the accompanying prospectus.

The historical and future financial information may not be representative of the Company’s financial information in future periods.

[Insert Selected Condensed Financial Data of BlackRock TCP Capital Corp. reflecting most recently filed financials prior to the offering.]

RISK FACTORS

[Insert risk factors applicable to preferred stock and any additional relevant risk factors not included in the base prospectus to the extent required to be disclosed by applicable law or regulation.]

USE OF PROCEEDS

The net proceeds of the offering are estimated to be approximately $       million (approximately $       million if the underwriters exercise their overallotment option to purchase additional shares in full), assuming an offering of              shares of common stock in this offering at the assumed public offering price of $          , which was the last reported closing price of our common stock on          , 201  , and after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $       payable by us.

[Describe use of proceeds and include any other relevant information to the extent required to be disclosed by applicable law or regulation.]

PRICE RANGE OF COMMON STOCK

Our common stock began trading on April 5, 2012 and is currently traded on The Nasdaq Global Select Market under the symbol “TCPC.” The following table lists the high and low closing sale price for our common stock, the premium (discount) of the related closing sale price as a percentage of NAV and quarterly distributions per share for the last two completed fiscal years and the current fiscal year through          , 201 . On          , 201 , the last reported closing price of our common stock was $             per share.

		Stock Price		Premium (Discount) of High Sales Price to NAV(3)	Premium (Discount) of Low Sales Price to NAV(3)	Declared Distributions
	NAV(1)	High(2)	Low(2)
Fiscal year ended December 31, 201
First Quarter	$	$	$	%	%	$
Second Quarter	$	$	$	%	%	$
Third Quarter	$	$	$	%	%	$
Fourth Quarter	$	$	$	%	%	$
Fiscal year ended December 31, 201
First Quarter	$	$	$	%	%	$
Second Quarter	$	$	$	%	%	$
Third Quarter	$	$	$	%	%	$
Fourth Quarter	$	$	$	%	%	$
Fiscal year ending December 31, 201
[First Quarter]	$	$	$	%	%	$
[Second Quarter]	$	$	$	%	%	$
[Third Quarter]	$	$	$	%	%	$
[Fourth Quarter]	$	$	$	%	%	$
(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.
(2)	The High/Low Stock Price is calculated as of the closing price on a given day in the applicable quarter.
(3)	Calculated as the respective High/Low Stock Price minus the quarter end NAV, divided by the quarter end NAV.
(4)	[Includes a special dividend of $0.05 per share.]
(5)	NAV has not yet been finally determined for any day after , 201 .

On          , 201 , the closing price of our common stock was $      per share. As of             , 201 , we had     stockholders of record.

The table below sets forth each class of our outstanding securities as of          , 201 .

Title of Class	Amount Authorized	Amount Held by Registrant or for its Account	Amount Outstanding
Common Stock	200,000,000	—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the selected financial data appearing elsewhere in this prospectus supplement and the accompanying prospectus and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus supplement and the accompanying prospectus.

[Insert Management’s Discussion and Analysis of Financial Condition and Results of Operations from most recently filed Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as applicable, prior to the offering.]

CAPITALIZATION

The following table sets forth (1) our actual capitalization at          , 201  and (2) our capitalization on a pro forma basis giving effect to the sale of our common stock in this offering at the assumed public offering price of $    per share, which was the last reported closing price of our common stock on          , 201 , after deducting the underwriting discounts and commissions and offering expenses payable by us and the application of the estimated net proceeds of this offering. You should read this table together with “Use of Proceeds” in this prospectus supplement and the accompanying prospectus.

As of , 201
	Actual	Pro forma
Assets:
Cash and cash equivalents	$	$
Investments
Other assets
Total assets	$	$
Liabilities:
SVCP Credit Facility(1)
2019 Convertible Notes
2022 Convertible Notes
TCPC Funding Facility(1)
SBA Debentures
Unamortized debt issuance costs
Other liabilities
Total liabilities	$	$
Stockholders’ equity:
Common stock, par value $0.001 per share; shares of common stock authorized; shares of common stock issued and outstanding, actual; shares of common stock issued and outstanding, pro forma
Paid-in capital in excess of par value
Accumulated net investment income
Accumulated net realized losses
Accumulated net unrealized depreciation
Non-controlling interest
Net assets applicable to common shareholders	$	$
Total capitalization	$	$
(1)	As of , 201 , our debt outstanding under the SVCP Credit Facility and the TCPC Funding Facility was $ million and $ million, respectively.

SUPPLEMENT TO MATERIAL U.S. FEDERAL TAX MATTERS

[Insert disclosure regarding federal income tax consequences of an investment in the shares of preferred stock to the extent required to be disclosed by applicable law or regulation.]

UNDERWRITING

[Underwriter Representatives] are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the Advisor and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
[Underwriter]
[Underwriter]
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

[Upon written instructions from the Company, [Sales Agent] will use its commercially reasonable efforts consistent with its sales and trading practices to sell, as our sales agent, the common stock under the terms and subject to the conditions set forth in the sales manager’s equity distribution agreement. We will instruct the sales manager as to the amount of common stock to be sold by the sales manager. We may instruct the sales manager not to sell common stock if the sales cannot be effected at or above the price designated by the Company in any instruction. We or the sales manager may suspend the offering of shares of common stock upon proper notice and subject to other conditions.

Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market” as defined in Rule 415 under the 1933 Act, including sales made directly on the NASDAQ Global Select Market or sales made to or through a market maker other than on an exchange.](1)

We and the Advisor have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “TCPC.”

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $       per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

(1)	In the alternative to the disclosure outlined in this Underwriting section, each prospectus supplement actually used in connection with an at-the-market offering conducted pursuant to the registration statement to which this form of prospectus supplement is attached will be updated to include plan of distribution information as may then be appropriate pursuant to applicable law, regulation or customary practice as in effect as of the date of each such prospectus supplement, including, without limitation, this bracketed information.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Sales load (underwriting discount and commissions)	$	$	$
Proceeds, before expenses, to the Company	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $       million and are payable by us, including up to $       of expenses that we have agreed to reimburse the underwriters for the Financial Industry Regulation Authority filing fees and reasonable legal fees and expenses incurred in connection with the review and approval by the Financial Industry Regulation Authority of the terms of the offer and sale of the common stock in this offering. Such expense will indirectly be borne by investors in this offering and will consequently lower their net asset value per share.

[Overallotment Option

We have granted an option to the underwriters, exercisable for     days after the date of this prospectus supplement, to purchase up to           additional shares at the public offering price, less the underwriting discount. [The underwriters may exercise this option solely to cover any overallotments.] If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.]

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, [Lead Underwriter] may facilitate Internet distribution for this offering to certain of its Internet subscription customers. [Lead Underwriter] may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by [Lead Underwriter]. Other than the prospectus in electronic format, the information on the [Lead Underwriter] web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

[Describe any other specific transactions and compensation related thereto.]

[Describe if underwriters receiving proceeds of offering, if required by FINRA.]

[Insert principal business addresses of underwriters.]

[Insert applicable legends for jurisdictions in which offers and sales may be made.]

LEGAL MATTERS

Certain legal matters regarding the common stock offered hereby have been passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the underwriters by [Underwriters’ Counsel], [City, State].

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         is the independent registered public accounting firm for the Company.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the 1933 Act, with respect to our securities offered by this prospectus supplement. The registration statement contains additional information about us and the common stock being registered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement, including any exhibits and schedules it may contain. For further information concerning us or the securities we are offering, please refer to the registration statement. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document referred to describe the material terms thereof but are not necessarily complete and in each instance reference is made to the copy of any contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by this reference.

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934. You may obtain free copies of this information and make stockholder inquiries by contacting us at Tennenbaum Capital Partners, LLC, c/o Investor Relations, 2951 28th Street, Suite 1000, Santa Monica, California 90405 or by calling us collect at (310) 566-1094. You may also inspect and copy these reports, proxy statements and other information, as well as the registration statement of which the accompanying prospectus forms a part and the related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC at http://www.sec.gov.

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus supplement and the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

See also “Additional Information” in the accompanying prospectus.

INDEX TO FINANCIAL STATEMENTS

BlackRock TCP Capital Corp.

[Insert financial statements and notes thereto from most recently filed Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as applicable, prior to filing.]

S-F-1

       Shares

Common Stock

PROSPECTUS SUPPLEMENT

[Underwriters]

         , 201